UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

MICRO LINEAR CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

5945850109

(CUSIP Number)

November 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5945850109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIGH INVESTMENTS Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 487,355

	6.	Shared Voting Power 649,455

	7.	Sole Dispositive Power 487,355

	8.	Shared Dispositive Power 649,455

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 649,455

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ORIN HIRSCHMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 162,100

	6.	Shared Voting Power 649,455

	7.	Sole Dispositive Power 162,100

	8.	Shared Dispositive Power 649,455

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 649,455

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Micro Linear Corporation
	(b)	Address of Issuer’s Principal Executive Offices 2050 Concourse Drive San Jose, California 95131

Item 2.
	(a)	Name of Person Filing AIGH Investments Partners, LLC Orin Hirschman (“Hirschman”) Hirschman is the managing member of AIGH Investments Partners, LLC.
	(b)	Address of Principal Business Office or, if none, Residence The principal business office of AIGH Investments Partners, LLC and Hirschman is 6006 Berkeley Ave., Baltimore, MD 21209.
	(c)	Citizenship AIGH Investments Partners, LLC is a Delaware limited liability company. Hirschman is a United States citizen.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 5945850109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 649,455 shares
(b) Percent of class: 5.2%
(c) Number of shares as to which AIGH Investments Partners, LLC has:
(i) Sole power to vote or to direct the vote 487,355
(ii) Shared power to vote or to direct the vote 649,455
(iii) Sole power to dispose or to direct the disposition of 487,355
(iv) Shared power to dispose or to direct the disposition of 649,455
(d) Number of shares as to which Hirschman has:
(i) Sole power to vote or to direct the vote 162,100
(ii) Shared power to vote or to direct the vote 649,455
(iii) Sole power to dispose or to direct the disposition of 162,100
(iv) Shared power to dispose or to direct the disposition of 649,455

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2004

AIGH INVESTMENTS Partners, LLC

	By:	/s/ Orin Hirschman
Title: Managing Member

/s/ Orin Hirschman
Name: Orin Hirschman

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, $.001 par value, of MICRO LINEAR Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of December 13, 2004.

AIGH Investments Partners, LLC

By:	/s/ Orin Hirschman
Name: Orin Hirschman
Title: Managing Member

/s/ Orin Hirschman
Orin Hirschman